Exhibit 99.1

MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

INTRODUCTION

This management discussion and analysis (‟MD&A”) comments on the financial results and the financial situation of Neptune Wellness Solutions Inc. (‟Neptune” or the ‟Corporation”), formerly Neptune Technologies and Bioressources Inc., including its subsidiary, Biodroga Nutraceuticals Inc. (‟Biodroga”) for the three-month and six-month periods ended September 30, 2018 and 2017. The comparative period includes operating results of Acasti Pharma Inc. (‟Acasti”) until the loss of control of the subsidiary on December 27, 2017. This MD&A should be read in conjunction with our consolidated interim financial statements for the three-month and six-month periods ended September 30, 2018 and 2017. Additional information on the Corporation, as well as registration statements and other public filings, are available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov/edgar.shtml.

In this MD&A, financial information for the three-month and six-month periods ended September 30, 2018 and 2017 is based on the consolidated interim financial statements of the Corporation, which were prepared in accordance with IAS 34, Interim Financial Reporting of International Financial Reporting Standards (‟IFRS”), as issued by the International Accounting Standards Board (‟IASB”). In accordance with its terms of reference, the Audit Committee of the Corporation’s Board of Directors reviews the contents of the MD&A and recommends its approval to the Board of Directors. The Board of Directors approved this MD&A on November 13, 2018. Disclosure contained in this document is current to that date, unless otherwise noted.

Note that there have been no significant changes with regards to the ‟Related Party Transactions”, ‟Consolidated Off-Balance Sheet Arrangements” or ‟Critical Accounting Policies and Estimates” to those outlined in the Corporation’s 2018 annual MD&A as filed with Canadian securities regulatory authorities on June 5, 2018. As such, they are not repeated herein.

Unless otherwise indicated, all references to the terms ‟we”, ‟us”, ‟our”, ‟Neptune”, ‟enterprise”, ‟Company” and ‟Corporation” refer to Neptune Wellness Solutions Inc. and its subsidiaries. Unless otherwise noted, all amounts in this report refer to thousands of Canadian dollars. References to ‟CAD”, ‟USD” and ‟EUR” refer to Canadian dollars, US dollars and the Euro, respectively. Information disclosed in this report has been limited to what management has determined to be ‟material”, on the basis that omitting or misstating such information would influence or change a reasonable investor’s decision to purchase, hold or dispose of the Corporation’s securities.

FORWARD-LOOKING STATEMENTS

Statements in this MD&A that are not statements of historical or current fact constitute ‟forward-looking statements” within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," "should," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this management analysis of the financial situation and operating results. Forward-looking information in this MD&A includes, but is not limited to, information or statements about our ability to successfully develop, produce, supply, promote or generate any revenue from the sale of any cannabis-based products in the legal cannabis market.

management discussion and analysis of the financial situation and operating results

The forward-looking statements contained in this MD&A are expressly qualified in their entirety by this cautionary statement and the ‟Cautionary Note Regarding Forward-Looking Information” section contained in Neptune’s latest Annual Information Form (the ‟AIF”), which also forms part of Neptune’s latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the Investors section of Neptune’s website at www.neptunecorp.com. All forward-looking statements in this MD&A are made as of the date of this MD&A. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under ‟Risk Factors”.

Caution Regarding Non-IFRS Financial Measures

The Corporation uses two adjusted financial measures, Adjusted Segment Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) called non-IFRS operating segment loss when a segment is in a loss position, and Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) called non-IFRS operating loss when the Corporation is in a loss position, to assess its operating performance. These non-IFRS financial measures are directly derived from the Corporation’s financial statements and are presented in a consistent manner. The Corporation uses these measures for the purposes of evaluating its historical and prospective financial performance, as well as its performance relative to competitors. These measures also help the Corporation to plan and forecast for future periods as well as to make operational and strategic decisions. The Corporation believes that providing this information to investors, in addition to IFRS measures, allows them to see the Corporation’s results through the eyes of management, and to better understand its historical and future financial performance.

Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Corporation uses Adjusted Segment EBITDA (or non-IFRS operating segment loss when in a loss position) and Adjusted EBITDA (or non-IFRS operating loss when in a loss position) to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Corporation believes it provides meaningful information on the Corporation’s financial condition and operating results. Neptune’s method for calculating Adjusted Segment EBITDA (or non-IFRS operating segment loss) and Adjusted EBITDA (or non-IFRS operating loss) may differ from that used by other corporations.

Neptune obtains its Adjusted Segment EBITDA (or non-IFRS operating segment loss) measurement by adding depreciation and amortization and stock-based compensation to segment income (loss) from operating activities before corporate expenses. Neptune obtains its Adjusted EBITDA (or non-IFRS operating loss) measurement by adding to net income (loss), net finance costs, depreciation and amortization, income tax expense and by subtracting income tax recovery. Other items such as stock-based compensation, impairment loss on inventories, other income – net gain on sale of assets and legal fees related to royalty settlements that do not impact core operating performance of the Corporation are excluded from the calculation as they may vary significantly from one period to another. Excluding these items does not imply they are non-recurring.

A reconciliation of segment income (loss) from operating activities before corporate expenses to Adjusted Segment EBITDA or non-IFRS operating segment loss and a reconciliation of net income (loss) to Adjusted EBITDA or non-IFRS operating loss are presented later in this document.

BUSINESS OVERVIEW AND CORPORATE RECENT DEVELOPMENT

Neptune is a health and wellness products company, with more than 50 years of combined experience in extraction, purification and formulation of value-added differentiated science-based products. Currently, the Company develops turnkey nutrition product solutions available in various unique delivery forms, offers specialty ingredients such as MaxSimil®, a patented ingredient that enhances the absorption of lipid-based nutraceuticals, and a variety of other marine and seed oils. Leveraging its scientific, technological and innovative expertise, Neptune is preparing to commence production of products for legal cannabis markets. The Company’s head office is located in Laval, Quebec.

Name Change

Neptune’s shareholders have approved at the Annual Meeting of Shareholders held on August 15, 2018 the change of the Company’s legal name to Neptune Wellness Solutions Inc., in order to better reflect the Company’s products and business. The management discussion and analysis of the financial situation and operating results name change has been effective upon opening of the markets on September 21, 2018. The Company’s common shares will keep trading under the same ticker symbol ‟NEPT” on NASDAQ and TSX.

New Appointment on the Board of Directors

On August 16, 2018, we announced the appointment of Ms. Hélène F. Fortin to its Board of Directors.

Appointment of Director of Corporate Affairs

On September 27, 2018, we announced the appointment of Caroline Lavoie as Director of Corporate Affairs. In her role, Caroline will provide leadership in the development of Neptune’s public affairs strategy, direct issues and communications through cannabis industry associations, and manage relations with Quebec and Canadian governments.

Issuance of Shares

During the six-month period ended September 30, 2018, Neptune issued 869,674 common shares for share options exercised and 135,557 common shares for DSU’s released.

CANNABIS BUSINESS UPDATE AND OUTLOOK

Neptune’s vision is to provide great wellness solutions that deliver optimal health and wellness. Our mission is to leverage our scientific and innovation expertise to create and provide our global customers with the best-available nutritional products and wellness solutions. Neptune is active in five main areas: Legal Cannabis Products, Nutritional Ingredients, Turnkey Solutions, Pet Supplements and Consumer Brand.

Consistent with our strategic focus of providing wellness products while levering our know-how, large-scale solvent extraction and application technology capabilities, our objective is to become the world’s leader in extraction, purification and formulation of cannabis products.

We are applying for a licence with Health Canada to produce cannabis oil under the Cannabis Regulations (CR) which replaced the ACMPR on October 17, 2018. In April 2017, the Corporation submitted a written application to Health Canada to become a Licensed Producer. The Corporation is reliant upon obtaining the licence from Health Canada in order to pursue its cannabis-related activities.

We are actively pursuing the retrofitting of our existing production facility located in Sherbrooke, Province of Québec, Canada to comply with Heath Canada requirements under the CR, in order to produce our cannabis extracts and formulations at our existing site. Our GMP (Good Manufacturing Practices, mandated by the Natural Health Products Directorate of Health Canada) production facility features robust safety measures and equipment, which allows for enhanced manufacturing practices. We also operate a laboratory at our facility, which allows us to conduct research, new product development and quality control analysis in‑house.

As a condition for obtaining our licence to produce cannabis oil under the CR, Health Canada requires multiple steps to be taken, including the addition of physical barriers, visual monitoring, recording devices, intrusion detection, as well as other important controls around access to the Corporation’s existing Sherbrooke facility. The Sherbrooke facility will need to be reviewed to the satisfaction of Health Canada before a licence can be granted to the Corporation, after Neptune has taken all steps imposed by Health Canada in preparation for such review.

The first Phase of the commercialization strategy, for which a capital budget of $5 million was approved to install site security and install CO2 extraction equipment, is now complete. This investment brings our extraction dried cannabis processing capacity at approximately 30,000 kg annually. Our license application to produce extracted cannabis oil products is at the late stage review with Health Canada. The Corporation has agreed upon commitments along with other projected opportunities for more than 80% of the 30,000 kg of dried cannabis extraction capacity in Phase 1.

Neptune successfully completed solvent lab scale trials and as a consequence, the Board approved a $4.8 million investment for Phase II capacity expansion. This next phase is expected to be completed in March 2019 and will increase the total processing capacity to approximately 200,000 kg of dried cannabis using advanced extraction processes. Furthermore, the Corporation has plans and ability on site to further expand the plant processing capacity beyond the capacity indicated above as global demand requires.

management discussion and analysis of the financial situation and operating results

On September 17, 2018, we announced that we received a Confirmation of Readiness letter from Health Canada in regard to its application to become a Licensed Producer under the CR. Health Canada’s positive response marks another important regulatory step forward to obtaining Neptune’s licence to produce cannabis oil supporting our timeline to commence commercialization this fiscal year.

On September 19, 2018, Neptune submitted its complete Evidence Package to Health Canada. The Evidence Package, which is the final step of the application process prior to the issuance of a Producers Licence from Health Canada, includes detailed evidence to clearly demonstrate that the facility is complete and ready to begin operations pursuant to the requirements of the CR. Upon satisfactory review by Health Canada of any additional information submitted by Neptune, the Corporation expects to receive its licence for cannabis extraction.

Commercialization

We are working to develop unique extracts and formulation in the legal wellness cannabis space. During the current fiscal year, our focus is to build a viable B2B wholesale extraction, purification and formulation cannabis business. As the cannabis industry is rapidly evolving, we believe that speed is essential to gain a foothold. The licence we receive under the CR should allow us to produce cannabis oil wholesale initially on a B2B basis. We intend to pursue two business models: (i) by buying dry cannabis and selling cannabis oil wholesale through extraction, refinement and formulations, and, (ii) by offering custom production services based on Neptune proprietary technology while capitalizing on long-term site utilization. Our long-term objective will be to create a cannabis consumer packaged goods brand with a strong wellness positioning, which we believe will offer higher margins longer term.

Multi-year Agreement with Canopy Growth

On June 19, 2018, we announced that we entered into a multi-year agreement with Canopy Growth. Under the terms of the agreement, Neptune will supplement Canopy Growth’s extraction capacity. This multi-year agreement, including minimum volume commitments, will be supported by Neptune’s decades of experience in extraction, purification and formulation of value added differentiated science-based products.

Markets

According to a Canaccord Genuity Report published in March 2017, the Canadian cannabis market is estimated to generate C$7.8B by 2021, of which C$6B represents adult use and C$1.8B medical use. According to BDS Canadian market data conducted in 2017 and published in Q1 of 2018, 21% of Canadians have used cannabis in the last 6 months and approximately 50% of adults are open to consuming in the next 6 months.

The US market is projected at US$40B by 2021, assuming 35 States have medical or adult-use legality as stated in the Arcview Market Research report published in 2018.

In 2017, BDS Analytics conducted a survey on Colorado cannabis consumers, demonstrating that 50% of consumers take cannabis for health and wellness reasons i.e.: sleep, anxiety, pain. Another BDS report published in June 2018 demonstrated that flower represented approximately 60% of sales in California.

Filing of Two Patent Applications for Innovative Cannabis Extraction Processes

On August 9, 2018, we have filed two applications with the United States Patent and Trademark Office (USPTO) for patents related to the extraction of cannabis material. The extraction processes provide highly-efficient methods to obtain cannabinoids and other desired compounds from the cannabis plant at a greater purity than conventional methods. Both processes are applicable to marijuana and hemp and will be incorporated into the Company’s Good Manufacturing Practices (GMP)-certified extraction facility in Sherbrooke upon approval of the applicable licensing to produce cannabis extract (pursuant to the CR).

The first patent application outlines a method of extracting and isolating compounds from plants of the Cannabis genus at low temperature by using a cold organic solvent. The second patent application similarly provides for a method for extracting compounds from cannabis at low temperature, but without the use of organic solvents. Specifically, this patent relates to a process for high recovery of cannabinoids and terpenes by using natural solvents.

management discussion and analysis of the financial situation and operating results

SEGMENT DISCLOSURES

In prior periods and until the loss of control of the subsidiary Acasti on December 27, 2017, the Corporation had two reportable segments which were the Corporation’s strategic business units, the nutraceutical and the cardiovascular segments. The nutraceutical segment that produces and commercializes nutraceutical products and turnkey solutions for primarily omega-3 softgel capsules and liquids, which includes the results of Biodroga, and the cannabis oil extraction project which began in October 2017 are the strategic business segments of the Corporation.

Information regarding the results of each reportable segment is included below. The cardiovascular results are presented until the loss of control. Performance is measured based on segment income (loss) from operating activities before corporate costs, as included in the internal management reports that are reviewed by the Corporation’s Chief Operating Decision Maker. Segment income (loss) from operating activities before corporate costs is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries. A new measure has been added during the three-month and six-month periods ended September 30, 2018, segment income (loss) from operating activities before corporate costs, in order to better reflect the performance of each segment that are reviewed by the Chief Operating Decision Maker. The comparative periods have been recast accordingly.

The Sherbrooke facility has been repurposed from the krill oil activities and will be used for the development of unique extractions targeted towards high potential growth segments such as the cannabis industry and therefore, is now presented under the cannabis segment information.

management discussion and analysis of the financial situation and operating results

Selected financial information by segment is as follows:

The following tables show selected financial information by segments:

Three-month period ended September 30, 2018

	Nutraceutical	Cannabis	Corporate	Total
	$	$	$	$
Total revenues	7,071	–		7,071
Gross margin	2,357	–		2,357

R&D expenses, net of tax credits and grants	(99)	(1,590)		(1,689)
SG&A expenses	(1,095)	(479)		(1,574)
Segment income (loss) from operating activities before corporate expenses	1,163	(2,069)		(906)

Unallocated costs:
Corporate general and administrative expenses			(1,915)	(1,915)
Net finance costs			(54)	(54)
Income tax expense			(175)	(175)
Net loss				(3,050)

Adjusted Segment EBITDA[1] (non-IFRS operating segment loss)[1] calculation
Segment income (loss) from operating activities before corporate expenses	1,163	(2,069)
Add:
Depreciation and amortization	188	495
Stock-based compensation	114	256
Adjusted Segment EBITDA[1] (non-IFRS operating segment loss)[1]	1,465	(1,318)

Non-IFRS operating loss[1] calculation
Net loss				(3,050)
Add (deduct):
Depreciation and amortization				734
Net finance costs				54
Stock-based compensation				859
Income tax expense				175
Non-IFRS operating loss[1]				(1,228)

1 The Adjusted Segment EBITDA or Non-IFRS operating segment loss (Earnings Before Interest, Taxes, Depreciation and Amortization) and the Adjusted EBITDA or Non-IFRS operating loss are not standard measures endorsed by IFRS requirements.

management discussion and analysis of the financial situation and operating results

Three-month period ended September 30, 2017

				Inter-segment
	Nutraceutical	Cardiovascular	Corporate	eliminations	Total
	$	$	$	$	$
Total revenues	6,795	–		–	6,795
Gross margin	408	–		–	408

R&D expenses, net of tax credits and grants	(345)	(3,349)		581	(3,113)
SG&A expenses	(1,580)	(1,037)		–	(2,617)
Other income - net gain on sale of assets	23,871	–		–	23,871
Segment income (loss) from operating activities before corporate expenses	22,354	(4,386)		581	18,549

Unallocated costs:
Corporate general and administrative expenses			(1,396)		(1,396)
Net finance costs			(1,029)		(1,029)
Income tax expense			(7)		(7)
Net income					16,117

Adjusted Segment EBITDA[1] (non-IFRS operating segment loss)[1] calculation
Segment income (loss) from operating activities before corporate expenses	22,354	(4,386)		581
Add:
Depreciation and amortization	711	667		(581)
Stock-based compensation	85	295		–
Impairment loss on inventories	1,719	–		–
Other income - net gain on sale of assets	(23,871)	–		–
Adjusted Segment EBITDA[1] (non-IFRS operating segment loss)[1]	998	(3,424)		–

Non-IFRS operating loss[1] calculation
Net income					16,117
Add (deduct):
Depreciation and amortization					895
Net finance costs					1,029
Stock-based compensation					516
Impairment loss on inventories					1,719
Other income - net gain on sale of assets					(23,871)
Income tax expense					7
Non-IFRS operating loss[1]					(3,588)

1 The Adjusted Segment EBITDA or Non-IFRS operating segment loss (Earnings Before Interest, Taxes, Depreciation and Amortization) and the Adjusted EBITDA or Non-IFRS operating loss are not standard measures endorsed by IFRS requirements.

management discussion and analysis of the financial situation and operating results

Six-month period ended September 30, 2018

	Nutraceutical	Cannabis	Corporate	Total
	$	$	$	$
Total revenues	12,240	–		12,240
Gross margin	3,851	–		3,851

R&D expenses, net of tax credits and grants	(186)	(3,179)		(3,365)
SG&A expenses	(2,183)	(976)		(3,159)
Segment income (loss) from operating activities before corporate expenses	1,482	(4,155)		(2,673)

Unallocated costs:
Corporate general and administrative expenses			(4,183)	(4,183)
Net finance costs			(202)	(202)
Income tax expense			(92)	(92)
Net loss				(7,150)

Adjusted Segment EBITDA[1] (non-IFRS operating segment loss)[1] calculation
Segment income (loss) from operating activities before corporate expenses	1,482	(4,155)
Add:
Depreciation and amortization	374	1,011
Stock-based compensation	244	524
Adjusted Segment EBITDA[1] (non-IFRS operating segment loss)[1]	2,100	(2,620)

Non-IFRS operating loss[1] calculation
Net loss				(7,150)
Add (deduct):
Depreciation and amortization				1,488
Net finance costs				202
Stock-based compensation				1,884
Income tax expense				92
Non-IFRS operating loss[1]				(3,484)

Total assets[3]	24,206	45,797	28,338	98,341
Cash, cash equivalents, short-term investment and restricted short-term investment	2,394	–	18,070	20,464
Working capital[2]	3,172	(1,093)	17,126	19,205

1 The Adjusted Segment EBITDA or Non-IFRS operating segment loss (Earnings Before Interest, Taxes, Depreciation and Amortization) and the Adjusted EBITDA or Non-IFRS operating loss are not standard measures endorsed by IFRS requirements.

2 The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.

3 The corporate reportable segment assets include the investment in Acasti.

management discussion and analysis of the financial situation and operating results

Six-month period ended September 30, 2017

				Inter-segment
	Nutraceutical	Cardiovascular	Corporate	eliminations	Total
	$	$	$	$	$
Total revenues	13,326	–		–	13,326
Gross margin	2,851	–		–	2,851

R&D expenses, net of tax credits and grants	(737)	(5,331)		1,161	(4,907)
SG&A expenses	(2,837)	(1,853)		–	(4,690)
Other income - net gain on sale of assets	23,871	–		–	23,871
Segment income (loss) from operating activities before corporate expenses	23,148	(7,184)		1,161	17,125

Unallocated costs:
Corporate general and administrative expenses			(2,960)		(2,960)
Net finance costs			(1,428)		(1,428)
Income tax recovery			13		13
Net income					12,750

Adjusted Segment EBITDA[1] (non-IFRS operating segment loss)[1] calculation
Segment income (loss) from operating activities before corporate expenses	23,148	(7,184)		1,161
Add:
Depreciation and amortization	1,444	1,335		(1,161)
Stock-based compensation	154	331		–
Impairment loss on inventories	1,719	–		–
Other income - net gain on sale of assets	(23,871)	–		–
Adjusted Segment EBITDA[1] (non-IFRS operating segment loss)[1]	2,594	(5,518)		–

Non-IFRS operating loss[1] calculation
Net income					12,750
Add (deduct):
Depreciation and amortization					1,922
Net finance costs					1,428
Stock-based compensation					913
Impairment loss on inventories					1,719
Other income - net gain on sale of assets					(23,871)
Legal fees related to royalty settlements					91
Income tax recovery					(13)
Non-IFRS operating loss[1]					(5,061)

Total assets	66,118	19,758	33,290	(11,294)	107,872
Cash, cash equivalents and restricted short-term investments	2,475	5,329	31,796	–	39,600
Working capital[2]	2,068	2,461	30,817	1	35,347

1 The Adjusted Segment EBITDA or Non-IFRS operating segment loss (Earnings Before Interest, Taxes, Depreciation and Amortization) and the Adjusted EBITDA or Non-IFRS operating loss are not standard measures endorsed by IFRS requirements.

2 The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.

management discussion and analysis of the financial situation and operating results

Key ratios of the nutraceutical segment

	Three-month period ended September 30, 2018	Three-month period ended September 30, 2017	Six-month period ended September 30, 2018	Six-month period ended September 30, 2017
Key ratios (in % of total revenues):
Gross margin	33%	6%	31%	21%
R&D expenses net of tax credits and grants	1%	5%	2%	6%
SG&A expenses	15%	23%	18%	21%

OPERATING RESULTS OF THE NUTRACEUTICAL SEGMENT

Revenues

Total revenues for the three-month period ended September 30, 2018 amounted to $7,071, representing an increase of $276 or 4% compared to $6,795 for the three-month period ended September 30, 2017. Total revenues for the six-month period ended September 30, 2018 amounted to $12,240, representing a decrease of $1,086 or 8% compared to $13,326 for the six-month period ended September 30, 2017. The decrease for the six-month period ended September 30, 2018 was directly related to the sale of the krill oil manufacturing and distribution activities (“Transaction”). The krill oil manufacturing and distribution sales were respectively $801 and $2,096 for the three-month and six-month period September 30, 2017. Total revenues for the nutraceutical segment compared with total revenues excluding krill oil manufacturing business increased by respectively 18% and 9% for the three-month and six-month periods ended September 30, 2018 compared to the three-month and six-month periods ended September 30, 2017. This increase is mainly coming from more revenues in royalty as indicated below, and from business of new customers.

Total revenues for the three-month period ended September 30, 2018 include $488 of royalty compared to $246 for the three-month period ended September 30, 2017. Total revenues for the six-month period ended September 30, 2018 include $758 of royalty compared to $480 for the six-month period ended September 30, 2017. Royalty streams are coming from an existing licensing agreement that was excluded from the Transaction. The increase is directly related to increased sales of our licensee.

Gross Margin

Gross margin is calculated by deducting the cost of sales from total revenues. Cost of sales consists primarily of costs incurred to manufacture products, including sub-contractors, freight expenses and duties on raw materials, storage and handling costs and lab testing on raw materials and finish goods.

Gross margin for the three-month period ended September 30, 2018 amounted to $2,357 compared to $408 for the three-month period ended September 30, 2017. Gross margin for the six-month period ended September 30, 2018 amounted to $3,851 compared to $2,851 for the six-month period ended September 30, 2017. The increase in gross margin for the three-month and six-month periods ended September 30, 2018 compared to the three-month and six-month periods ended September 30, 2017 was directly related to the impairment loss on inventories recorded last year related to the Transaction concluded as explained above partially offset by increase in royalty revenues. The krill oil manufacturing and distribution gross margin on sales, excluding the impairment loss on inventories of $1,719, were respectively $364 and $1,197 for the three-month and six-month periods ended September 30, 2017.

Gross margin in % of total revenues increased from 6% for the three-month period ended September 30, 2017 to 33% for the three-month period ended September 30, 2018. Gross margin in % of total revenues increased from 21% for the six-month period ended September 30, 2017 to 31% for the six-month period ended September 30, 2018. Last year gross margin in % when adjusted for the krill oil sale Transaction would have been 29% and 30% respectively for the three-month and six-month periods ended September 30, 2017. The increase in gross margin percentage versus last year is mainly related to products revenue mix and increase in royalty revenues.

Research and Development (R&D) Expenses Net of Tax Credits and Grants

R&D expenses net of tax credits and grants amounted to $99 in the three-month period ended September 30, 2018 compared to $345 in the three-month period ended September 30, 2017, a decrease of $246. R&D expenses net of tax credits and grants amounted to $186 in the six-month period ended September 30, 2018 compared to $737 in the six-month period ended September 30, 2017, a decrease of $551. The decrease for the three-month and six-month periods ended September 30, 2018 is management discussion and analysis of the financial situation and operating results attributable to the reorientation of a portion of the R&D projects to medical and wellness cannabinoid-based products activities after the sale of assets. Cannabis activities are now presented as a separate segment of the Corporation. Refer to Operating results of cannabis segment section below.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses amounted to $1,095 in the three-month period ended September 30, 2018 compared to $1,580 for the three-month period ended September 30, 2017, a decrease of $485. SG&A expenses amounted to $2,183 in the six-month period ended September 30, 2018 compared to $2,837 for the six-month period ended September 30, 2017, a decrease of $654. The decrease in the three-month and six-month periods ended September 30, 2018 is mainly attributable to the sale of the krill oil manufacturing and distribution activities.

Adjusted Segment EBITDA1 before corporate expenses

Adjusted Segment EBITDA of the nutraceutical segment increased by $467 for the three-month period ended September 30, 2018 to an adjusted Segment EBITDA of $1,465 compared to the three-month period ended September 30, 2017. Adjusted Segment EBITDA of the nutraceutical segment decreased by $494 for the six-month period ended September 30, 2018 to an adjusted Segment EBITDA of $2,100 compared to the six-month period ended September 30, 2017. The increase in Adjusted segment EBITDA for the three-month period ended September 30, 2018 compared to the three-month period ended September 30, 2017 is mainly attributable to the gross margin increase as explained above.  The decrease in Adjusted segment EBITDA for the six-month period ended September 30, 2018 is related to the decrease in sales related to the Transaction, partially offset by the increase in royalty revenues.

OPERATING RESULTS OF THE CANNABIS SEGMENT

Research and Development (R&D) Expenses Net of Tax Credits and Grants

R&D expenses net of tax credits and grants of the cannabis segment amounted to $1,590 in the three-month period ended September 30, 2018. R&D expenses net of tax credits and grants of the cannabis segment amounted to $3,179 in the six-month period ended September 30, 2018. Depreciation and amortization of $495 and stock-based compensation of $109 for the three-month period ended September 30, 2018 are included in these R&D expenses. Depreciation and amortization of $1,011 and stock-based compensation of $215 for the six-month period ended September 30, 2018 are included in these R&D expenses. Since the sale of assets and the repurposing of the Sherbrooke facility, the depreciation and amortization of the plant and equipment is recorded under R&D as part of the cannabis project until we start to generate revenues. R&D expenses of the cannabis segment are also comprised of salaries and benefits and expenses to operate the facility.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses of the cannabis segment amounted to $479 in the three-month period ended September 30, 2018. SG&A expenses of the cannabis segment amounted to $976 in the six-month period ended September 30, 2018. The SG&A expenses are related to business development activities and consist mainly in salaries and benefits, travelling and representation and marketing expenses. Stock-based compensation of $147 and $309, respectively, for the three-month and six-month periods ended September 30, 2018 are also included in this SG&A amount.

Non-IFRS operating segment loss1 before corporate expenses

Non-IFRS operating segment loss amounted to $1,318 for the three-month period ended September 30, 2018. Non-IFRS operating segment loss amounted to $2,620 for the six-month period ended September 30, 2018. The non-IFRS operating segment loss is attributable to R&D expenses net of tax credits and grants and SG&A expenses, before depreciation and amortization and stock-based compensation.

CONSOLIDATED RESULTS

As stated in the Loss of Control of the Subsidiary Acasti section of the 2018 Annual MD&A, management has determined that the Corporation lost the de facto control of the subsidiary on December 27, 2017. On that date, the Corporation ceased consolidating Acasti and therefore, no results of Acasti were presented from that date and in the three-month and six-month periods ended

[1] The Adjusted Segment EBITDA or Non-IFRS operating segment loss (Earnings Before Interest, Taxes, Depreciation and Amortization) is not a standard measure endorsed by IFRS requirements.

management discussion and analysis of the financial situation and operating results

September 30, 2018. Results of Acasti, that represented the cardiovascular segment, are included in the comparative three-month and six-month periods ended September 30, 2017.

Corporate general and administrative expenses

The Corporate general and administrative expenses are amounts that are not allocated to the segments and consist of the following types of expenses: salaries and benefits of administration and marketing departments, including board of directors, corporate and legal fees, professional fees, communications and investor relations, and expenses related to head office such as rent, insurance and human resources expenses. It amounted to $1,915 for the three-month period ended September 30, 2018 compared to $1,396 for the three-month period ended September 30, 2017, an increase of $519. The Corporate general and administrative expenses amounted to $4,183 for the six-month period ended September 30, 2018 compared to $2,960 for the six-month period ended September 30, 2017, an increase of $1,223. The increase is mainly attributable to an increase in stock-based compensation, insurance, corporate and legal fees, and salaries and benefits partially offset by a decrease in depreciation and amortization related to IP sold.

Net finance costs

The net finance costs amounted to $54 for the three-month period ended September 30, 2018 compared to $1,029 for the three-month period ended September 30, 2017, a decrease of $975. The net finance costs amounted to $202 for the six-month period ended September 30, 2018 compared to $1,428 for the six-month period ended September 30, 2017, a decrease of $1,226. The decrease for the three-month and six-month periods ended September 30, 2018 is mainly attributable to the decrease in finance costs following the reduction of debt in August 2017 and an increase in finance income related to interest recorded on short-term investments resulting from the Transaction of sale of assets. The decrease in net finance costs is partially offset by a gain on change in fair value of derivative assets and liabilities recorded in the three-month and six-month periods ended September 30, 2017.

Non-IFRS operating loss1

Non-IFRS operating loss decreased by $2,360 for the three-month period ended September 30, 2018 to a non-IFRS operating loss of $1,228 compared to the three-month period ended September 30, 2017. The non-IFRS operating loss increased by $1,064 before consideration of Acasti’s non-IFRS operating loss for the three-month period ended September 30, 2017. Non-IFRS operating loss decreased by $1,577 for the six-month period ended September 30, 2018 to a non-IFRS operating loss of $3,484 compared to the six-month period ended September 30, 2017. The non-IFRS operating loss increased by $3,941 before consideration of Acasti’s non-IFRS operating loss for the six-month period ended September 30, 2017.

The increase in non-IFRS operating loss before consideration of Acasti for the three-month and six-month periods ended September 30, 2018 compared to the three-month and six-month periods ended September 30, 2017 is mainly attributable to the investment in the cannabis segment in R&D and business development and additional expenses in corporate general and administrative.

Net loss

The Corporation realized a net loss for the three-month period ended September 30, 2018 of $3,050 compared to a net income of $16,117 for the three-month period ended September 30, 2017, a decrease of $19,167. The net income was $19,922 before consideration of Acasti’s net loss for the three-month period ended September 30, 2017. The Corporation realized a net loss for the six-month period ended September 30, 2018 of $7,150 compared to a net income of $12,750 for the six-month period ended September 30, 2017, a decrease of $19,900. The net income was $18,773 before consideration of Acasti’s net loss for the six-month period ended September 30, 2017.

The increase in the net loss for the three-month and six-month periods ended September 30, 2018 is mainly attributable to the net gain on sale of assets. The same reasons as stated in the Non-IFRS operating loss section above also explained the increase in the net loss.

[1] The Adjusted Segment EBITDA or Non-IFRS operating segment loss (Earnings Before Interest, Taxes, Depreciation and Amortization) is not a standard measure endorsed by IFRS requirements.

management discussion and analysis of the financial situation and operating results

CONSOLIDATED LIQUIDITY AND CAPITAL RESOURCES

Our operations, R&D program, cannabis project, capital expenditures and acquisitions are mainly financed through the cash that came from the sale of the krill business, cash flows from operating activities and liquidities, as well as the issuance of debt and common shares.

The Corporation entered into an interest rate swap to manage interest rate fluctuations. The fair value of this swap is presented under other financial asset caption in the statement of financial position. Under this decreasing swap with an original nominal value of $5,625 (value of $3,482 as at September 30, 2018), maturing December 27, 2018, the Corporation pays a fixed interest rate of 2.94% plus an applicable margin and receives a variable rate based on prime rate. This interest rate swap has been designated as a cash flow hedge of the variable interest payment on the loan amounting to $3,370 as of September 30, 2018.

Operating Activities

During the three-month period ended September 30, 2018, the cash used in operating activities amounted to $719. The cash flows used by operations before the change in operating assets and liabilities amounted to $1,259. The change in operating assets and liabilities amounting to $540, mainly resulting from variations in inventories, trade and other payables and deferred revenues, reduced the cash flows used by operations to $719. This use of cash in operating activities mainly reflects the investment of the Corporation in the cannabis business development.

During the three-month period ended September 30, 2017, the cash from operating activities, including Acasti’s operating activities, amounted to $3,810. The cash flows used by operations before the change in operating assets and liabilities amounted to $5,314. The change in operating assets and liabilities amounting to $9,125, mainly coming from trade and other receivables, prepaid expenses, inventories and trade and other payables, increased the cash flows from operations to $3,810. The cash from operating activities mainly reflects the sale of the krill oil inventories and the receipt of net receivable account.

During the six-month period ended September 30, 2018, the cash used in operating activities amounted to $2,977. The cash flows used by operations before the change in operating assets and liabilities amounted to $3,636. The change in operating assets and liabilities amounting to $659, mainly resulting from variations in trade and other receivables, inventories, prepaid expenses, trade and other payables and deferred revenues, reduced the cash flows used by operations to $2,977. This use of cash in operating activities mainly reflects the investment of the Corporation in the cannabis business development.

During the six-month period ended September 30, 2017, the cash used in operating activities, including Acasti’s operating activities, amounted to $379. The cash flows used by operations before the change in operating assets and liabilities amounted to $7,118. The change in operating assets and liabilities amounting to $6,739, mainly coming from trade and other receivables, inventories and trade and other payables, decreased the cash flows used in operations to $379. The cash used in operating activities mainly reflects the payment of trade and other payable with the proceeds from the Transaction, partially offset by the sale of the krill oil inventories and the receipt of net receivable account.

Investing Activities

During the three-month period ended September 30, 2018, the cash flows used for investing activities were mainly for acquisition of property, plant and equipment (PPE) ($1,961), computer software ($63) related to the work on site security and CO2 extraction equipment of the cannabis business and the payment of a licence agreement ($66). Investing activities also include interest received of $70.

The investing activities for the three-month period ended September 30, 2017 include proceeds of $43,076 resulting from the Transaction. During the three-month period ended September 30, 2017, except for the variation in the short-term investments generating $164 of cash, the cash flows used for investing activities were for acquisition of PPE ($151) and for acquisition of intellectual property ($3,572) which was payable as at March 31, 2017.

During the six-month period ended September 30, 2018, the cash flows used for investing activities were mainly for acquisition of PPE ($3,859), computer software ($63) related to the work on site security and CO2 extraction equipment of the cannabis business and payment of a licence agreement ($90). Investing activities also include interest received of $134.

The investing activities for the six-month period ended September 30, 2017 include proceeds of $43,076 resulting from the Transaction. During the six-month period ended September 30, 2017, except for the variation in the short-term investments management discussion and analysis of the financial situation and operating results generating $323 of cash, the cash flows used for investing activities were for acquisition of PPE ($302) and for acquisition of intellectual property ($3,590) which was payable as at March 31, 2017.

Financing Activities

During the three-month period ended September 30, 2018, the financing activities generated $356 of cash mainly for the exercise of options of the Corporation for $719 and the use of line of credit for $80, partially offset by the repayment of loans and borrowings of $368 and for interest paid of $75.

During the three-month period ended September 30, 2017, the financing activities used $15,543 of cash mainly for the repayment of loans and borrowings of $14,972, for the interest paid of $238 and for the penalty on debt reimbursement of $263.

During the six-month period ended September 30, 2018, the financing activities generated $627 of cash mainly for the exercise of options of the Corporation for $1,415 and the use of line of credit for $100, partially offset by the repayment of loans and borrowings of $737 and for interest paid of $152.

During the six-month period ended September 30, 2017, the financing activities used $17,627 of cash mainly for the repayment of loans and borrowings of $16,203, for the interest paid of $671, for the penalty on debt reimbursement of $263 and for the payment of Acasti public offering and debt issuance transaction costs of $421.

At September 30, 2018, the Corporation’s liquidity position, consisting of cash and cash equivalents, was $18,054. The Corporation also has short-term investments of $2,350 and a restricted short-term investment of $60.

The Corporation has an authorized bank line of credit of $2,500 (expiring on July 31, 2019), of which $1,910 was available as at September 30, 2018.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets out selected consolidated financial information for the three-month and six-month periods ended September 30, 2018 and 2017. Variations in these amounts have been explained in the segment disclosures section above.

	Three-month period ended September 30, 2018	Three-month period ended September 30, 2017	Six-month period ended September 30, 2018	Six-month period ended September 30, 2017
	$	$	$	$
Total revenues	7,071	6,795	12,240	13,326
Non-IFRS operating loss[1]	(1,228)	(3,588)	(3,484)	(5,061)
Net income (loss)	(3,050)	16,117	(7,150)	12,750
Net income (loss) attributable to equity holders of the Corporation	(3,050)	19,074	(7,150)	17,528
Basic and diluted income (loss) per share	(0.04)	0.24	(0.09)	0.22

Total assets			98,341	107,872
Working capital[2]			19,205	35,347
Non-current financial liabilities			320	5,607
Equity attributable to equity holders of the Corporation			84,698	84,082

1 The Non-IFRS operating loss (Operating loss Before Interest, Taxes, Depreciation and Amortization) is not a standard measure endorsed by IFRS requirements. A reconciliation to the Corporation’s net loss is presented above.

2 The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.

management discussion and analysis of the financial situation and operating results

SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA

As explained in other sections, the Corporation revenues are entirely generated by the nutraceutical segment. The cardiovascular segment included until the loss of control on December 27, 2017, conducts research activities and has incurred losses since inception. Quarterly data is presented below.

	September 30,	June 30,	March 31,	December 31,
	2018	2018	2018	2017
	$	$	$	$
Total Revenues	7,071	5,168	7,005	7,315
Non-IFRS operating loss[1]	(1,228)	(2,257)	(1,802)	(5,442)
Net income (loss)	(3,050)	(4,100)	(4,752)	1,341
Net income (loss) attributable to equity holders of the Corporation	(3,050)	(4,100)	(4,752)	4,755
Basic and diluted income (loss) per share	(0.04)	(0.05)	(0.06)	0.06

	September 30,	June 30,	March 31, 2017	November 30,
	2017	2017	(4 months)	2016
	$	$	$	$
Total Revenues	6,795	6,531	11,829	12,141
Non-IFRS operating loss[1]	(3,588)	(1,473)	(1,227)	(464)
Net income (loss)	16,117	(3,367)	(2,298)	9,421
Net income (loss) attributable to equity holders of the Corporation	19,074	(1,546)	(424)	10,685
Basic and diluted income (loss) per share	0.24	(0.02)	(0.01)	0.14

Quarterly revenues starting September 30, 2017 reflect the sale of assets related to the Transaction. Revenues of the quarter ended June 30, 2017 are lower than revenues of the previous quarters because of the decrease in the quantity of kg of krill oil sold. The net loss for the quarter ended March 31, 2018 includes an impairment loss on inventories of $658. The net income for the quarter ended December 31, 2017 includes a gain on loss of control of the subsidiary Acasti of $8,784. The net income for the quarter ended September 30, 2017 includes other income related to sale of assets of $23,871 and impairment loss on inventories of $1,719. The net income for the quarter ended November 30, 2016 includes other income related to royalty settlement of $13,117.

CONSOLIDATED FINANCIAL POSITION

The following table details the significant changes to the statement of financial position (other than equity) at September 30, 2018 compared to March 31, 2018:

Accounts	Increase (Reduction)	Comments
Cash and cash equivalents	(6,233)	Refer to "Consolidated liquidity and capital resources"
Trade and other receivables	(652)	Receipt of accounts receivables
Prepaid expenses	364	Renewal of services
Inventories	905	Increase of raw materials for incoming sales orders
Property, plant and equipment	3,612	Improvement to Sherbrooke facility for cannabis project net of depreciation
Intangible assets	(254)	Amortization of intangible assets
Other financial asset	2,026	Increase in fair value of the investment in Acasti
Trade and other payables	2,046	Increase in purchases related to inventories and PPE net of payment
Deferred revenues	143	Increase of deferred revenues
Deferred tax liabilities	92	Income tax expense
Loans and borrowings	(622)	Repayments less increase in bank line of credit

See the statement of changes in equity in the consolidated financial statements for details of changes to the equity accounts from March 31, 2018.

1 The Non-IFRS operating loss (Operating loss Before Interest, Taxes, Depreciation and Amortization) is not a standard measure endorsed by IFRS requirements. A reconciliation to the Corporation’s net loss is presented above.

management discussion and analysis of the financial situation and operating results

CONSOLIDATED CONTRACTUAL OBLIGATIONS

The following are the contractual maturities of financial liabilities and other contracts as at September 30, 2018:

						September 30, 2018
Required payments per year	Carrying amount	Contractual Cash flows	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Trade and other payables and long-term payable	$8,993	$8,993	$8,793	$200	$–	$–
Loans and borrowings*	4,039	4,084	4,084	–	–	–
Research and development contracts	–	381	306	75	–	–
Purchase obligations	–	1,615	1,615	–	–	–
Operating leases	–	1,453	410	695	348	–
	$13,032	$16,526	$15,208	$970	$348	$–

*Includes interest payments to be made at the contractual rate.

Under the terms of its financing agreements, the Corporation is required to meet certain financial covenants. As of September 30, 2018, Neptune was compliant with all of its borrowing covenant requirements.

CONTINGENCIES

In the normal course of operations, the Corporation is involved in various claims and legal proceedings. The most significant of which are as follows:

(i)

A former CEO of the Corporation is claiming the payment of approximately $8,500 and the issuance of equity instruments as severance entitlements under his employment contract. The Corporation intends to vigorously defend against this claim.  Neptune also filed an additional claim to recover certain amounts from this former officer.

(ii)

Under the terms of an agreement entered into with a corporation controlled by the former CEO of the Corporation, the Corporation should pay royalties of 1% of its krill oil revenues in semi-annual instalments, for an unlimited period. Neptune filed a motion challenging the validity of certain clauses of the agreement.

(iii)

The Corporation initiated arbitration against a krill oil customer that owed approximately $4,776 (US$3,700). The full amount of trade receivable has been written-off in February 2015. This customer is counterclaiming a sum in damages. During the quarter, the counterclaim amount was amended to $188 million (AUD$201 million). The Corporation intends to continue to pursue its claim for unpaid receivable and to vigorously defend against this amended counterclaim.

The outcome of these and various other claims and legal proceedings against the Corporation cannot be determined with certainty and is subject to future resolution, including the uncertainties of litigation. Based on currently available information, no additional provision has been recognised as of September 30, 2018.

CHANGES IN ACCOUNTING POLICIES AND FUTURE ACCOUNTING CHANGES

The accounting policies and basis of measurement applied in the consolidated interim financial statements for the three-month and six-month periods ended September 30, 2018 and 2017 are the same as those applied by the Corporation in its consolidated financial statements for the year ended March 31, 2018, except as disclosed below.

The Corporation has initially adopted IFRS 15, Revenue from Contracts with Customers and IFRS 9, Financial Instruments as at April 1st, 2018. The Corporation has also adopted amendments to IFRS 2, Classification and Measurement of Share-Based Payment Transactions on April 1st, 2018.

Further information can be found in Note 3 of the consolidated interim financial statements for the three-month and six-month periods ended September 30, 2018.

A number of new standards, interpretations and amendments to existing standards were issued by the IASB or the IFRS Interpretations Committee (‟IFRIC”) that are mandatory but not yet effective for the three-month and six-month periods ended

September 30, 2018 and have not been applied in preparing the consolidated interim financial statements. The following standards have been issued by the IASB with effective dates in the future that have been determined by management to impact the consolidated financial statements:

IFRS 16, Leases

IFRIC 23, Uncertainty over Income Tax Treatments

Further information on these modifications can be found in Note 3 of the consolidated interim financial statements for the three-month and six-month periods ended September 30, 2018.

DISCLOSURE CONTROLS AND PROCEDURES ("DC&P") AND INTERNAL CONTROL OVER FINANCIAL REPORTING ("ICFR")

In compliance with the Canadian Securities Administrators’ National Instrument 52-109, the Corporation has filed certificates signed by Mr. Jim Hamilton, in his capacity as Chief Executive Officer (‟CEO”) and Mr. Mario Paradis, in his capacity as Chief Financial Officer (‟CFO”) that, among other things, report on the design of DC&P and the design of ICFR.

There have been no changes in the Corporation’s ICFR during the three-month period ended September 30, 2018 that have materially affected, or are reasonably likely materially affecting its ICFR.

RISKS AND UNCERTAINTIES

Investing in securities of the Corporation involves a high degree of risk. Prospective investors should carefully consider the risks and uncertainties described in our filings with securities regulators, including those described under the heading “Risk Factors” in our latest annual information form and Form 40-F, available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

ADDITIONAL INFORMATION

Updated and additional Corporation information is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

As at November 13, 2018, the total number of common shares issued and outstanding is 79,904,343 and the Corporation’s common shares were being traded on the TSX and on NASDAQ Capital Market under the symbol ‟NEPT”. There are also 750,000 warrants, 9,710,034 options and 454,983 deferred share units outstanding. Each warrant, option and deferred share unit is exercisable into one common share to be issued from treasury of the Corporation.